UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street 151 25 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on November 9, 2011: Euroseas Ltd. Reports Results for the Nine-Month Period and Quarter Ended September 30, 2011 and Declares Quarterly Dividend.

Exhibit 1

Euroseas Ltd. Reports Results for the Nine-Month Period and Quarter Ended September 30, 2011 and Declares Quarterly Dividend

Maroussi, Athens, Greece – November 9, 2011 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the three and nine month periods ended September 30, 2011.

Third Quarter 2011 Highlights:

•

Net income of $0.6 million or $0.02 earnings per share basic and diluted on total net revenues of $16.2 million.  Excluding the effect of unrealized and realized loss on derivatives and unrealized loss on trading securities, the net income for the period would have been $1.7 million or $0.06 earnings per share basic and diluted.

•

Adjusted EBITDA was $6.7 million. Please refer to a subsequent section of the Press Release for a reconciliation of adjusted EBITDA to net income.

•

An average of 16.00 vessels were owned and operated during the third quarter of 2011 earning an average time charter equivalent rate of $11,633 per day.

•

Declared a quarterly dividend of $0.07 per share for the third quarter of 2011 payable on or about December 9, 2011 to shareholders of record on December 2, 2011. This is the twenty-fifth consecutive quarterly dividend declared.

First Nine Months 2011 Highlights:

•

Net income of $0.01 million or $0.00 net income per share basic and diluted on total net revenues of $46.0 million.  Excluding the effect of unrealized and realized loss on derivatives, unrealized loss on trading securities and amortization of fair value of time charter contracts acquired, the net income for the period would have been $0.4 million, or $0.01 net income per share basic and diluted.

•

Adjusted EBITDA was $15.4 million. Please refer to a subsequent section of the Press Release for a reconciliation of adjusted EBITDA to net income.

•

An average of 16.00 vessels were owned and operated during the first nine months of 2011 earning an average time charter equivalent rate of $11,356 per day.

•

Declared three quarterly dividends for a total of $0.21 per share during the first nine months of 2011.

Aristides Pittas, Chairman and CEO of Euroseas commented: “During the third quarter of 2011, the containership market recovery stopped and charter rates declined, influenced by lower trade volumes very likely due to the uncertainty regarding how the Eurozone countries and the United States will deal with the sovereign debt issue.  Further developments in Europe in October and November did not reduce the economic uncertainties and we expect a similar market environment until, at least, the first quarter of 2012 when traditionally container trade volumes pick up. In parallel, we took advantage of the recently stronger drybulk market to increase the cover of our drybulk fleet which is now fully chartered for 2011, more than 80% chartered in 2012 and more than 40% in 2013.

“On the investment front, while we continue to pursue investments in the containership sector through our Euromar joint venture (where we took delivery of the seventh and acquired our eighth vessel), we have continued to review opportunities in the drybulk sector in which we soon expect to see attractive investments as prices and rates should come under further pressure from the high level of vessel deliveries and resulting supply growth.

“Our strong balance sheet and, especially, our low leverage cushions us from the market pressures that other companies might be feeling and allows us to continue our policy of steadily growing the Company whilst rewarding our shareholders with dividends. In that context, our Board decided to declare a quarterly dividend of $0.07 per share which represents an annual yield of about 8.8% on the basis of our stock price on November 8, 2011.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the third quarter of 2011 reflect the better rates our vessels earned as compared to the first and second quarters of 2011. Additionally, our lower drydocking expenses and lower derivative losses compared to the third quarter of 2010 resulted in turning a $3.2 million loss in the third quarter of 2010 to a $0.6 million gain during the third quarter of 2011.

“Total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, registered an increase of about 33.8% during the third quarter of 2011 compared to the same quarter of last year and an increase of about 21.6% for the nine month periods ended September 30, 2011 over the same period of 2010; these increases are primarily due to the fact that in the same periods of 2010 we had two laid-up vessels (out of a total of about 15.37 vessels on average for the nine month period and 16 for the third quarter) that incurred much lower daily running expenses and management fees, and secondly due to the higher U.S. dollar / euro exchange rate.  Drydocking expenses expressed on per vessel per day basis were lower by 23.6% in the nine month period and 67.5% lower for the third quarter of 2011 as compared to the same periods in 2010. As always, we want to emphasize that cost control remains a key component of our strategy.

“As of September 30, 2011, our outstanding debt was $78.4 million versus restricted and unrestricted cash of about $36.0 million. As of the same date, our scheduled debt repayments over the next 12 months amounted to about $13.4 million a number low enough to provide us with significant operational cash flow comfort. All our debt covenants were satisfied as of September 30, 2011.”

Third Quarter 2011 Results:

For the third quarter of 2011, the Company reported total net revenues of $16.2 million representing a 32.7% increase over total net revenues of $12.2 million during the third quarter of 2010. The Company reported net income for the period of $0.6 million as compared to net losses of $3.2 million for the third quarter of 2010. The results for the third quarter of 2011 include a $1.0 million net unrealized loss on derivatives and trading securities and a $0.1 million net realized loss on derivatives as compared to $0.1 million net unrealized gain on derivatives and trading securities and $2.4 million realized loss on derivatives for the same period of 2010.

Depreciation expenses for the third quarter of 2011 remained unchanged at $4.6 million, as compared to the same period of 2010.  On average, 16.00 vessels were owned and operated during the third quarter of 2011 earning an average time charter equivalent rate of $11,633 per day compared to 16.00 vessels in the same period of 2010 earning on average $10,623 per day.

Adjusted EBITDA for the third quarter of 2011 was $6.7 million, a 93.3% increase from $3.5 million achieved during the third quarter of 2010. Please see below for Adjusted EBITDA reconciliation to net income / loss and cash flow provided by operating activities.

Basic and diluted earnings per share for the third quarter of 2011 was $0.02, calculated on 31,084,711 basic and 31,138,453 diluted weighted average number of shares outstanding, compared to basic and diluted losses per share of $0.10 for the third quarter of 2010, calculated on 30,932,211 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the earnings for the quarter of the unrealized loss on derivatives and the realized loss on derivatives, unrealized loss on trading securities and amortization of the fair value of time charter contracts acquired, the earnings per share for the quarter ended September 30, 2011 would have been $0.06 per share basic and diluted compared to losses of $0.04 per share for the quarter ended September 30, 2010. Usually, security analysts do not include the above items in their published estimates of earnings per share.

First Nine Months 2011 Results:

For the first nine months of 2011, the Company reported total net revenues of $46.0 million representing a 16.0% increase over total net revenues of $39.7 million during the first nine months of 2010. The Company reported net income for the period of $0.01 million as compared to net loss of $5.7 million for the first nine months of 2010. The results for the first nine months of 2011 include a $1.2 million net unrealized loss on derivatives and trading securities and a $0.6 million net realized loss on derivatives as compared to a $4.0 million net unrealized gain on derivatives and trading securities and $10.8 million net realized loss on derivatives for the same period of 2010.

Depreciation expenses for the first nine months of 2011 were $13.8 million compared to $13.4 million during the same period of 2010.  On average, 16.00 vessels were owned and operated during the first nine months of 2011 earning an average time charter equivalent rate of $11,356 per day compared to 15.37 vessels in the same period of 2010 earning on average $11,645 per day.

Adjusted EBITDA for the first nine months of 2011 was $15.4 million, a 14.8% increase from $13.4 million achieved during the first nine months of 2010. Please see below for Adjusted EBITDA reconciliation to net income/loss and cash flow provided by operating activities.

Basic and diluted net income per share for the first nine months of 2011 was $0.00, calculated on 31,030,013  and 31,052,718 weighted average number of shares outstanding basic and diluted, respectively, compared to basic and diluted  loss per share of $0.18 basic and diluted per share for the first nine months of 2010, calculated on 30,877,513  weighted average number of shares outstanding basic and diluted.

Excluding the effect on the earnings for the first nine months of 2011 of the unrealized loss on derivatives, trading securities and realized loss on derivatives and amortization of the fair value of time charter contracts acquired, the earnings per share for the nine-month period ended September 30, 2011 would have been $0.01 per share basic and diluted compared to losses of $0.02 per share basic and diluted for the same period in 2010. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
PANTELIS	Panamax	74,020		2000	TC ‘til Mar-12 Thereafter TC til’ Feb-14 + 1 Year in Charterers Option	$17,500 $11,200 +50/50 Profit Share $14,200
ELENI P	Panamax	72,119		1997	TC ‘til Jan-13	$16,500
IRINI	Panamax	69,734		1988	TC ‘til Apr-13	$14,000
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til May-12	$14,950
MONICA P (*)	Handymax	46,667		1998	TC 'til Sep-13	$12,375
Total Dry Bulk Vessels	5	331,808
Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$9,000
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC ‘til Jun-13	$15,750
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Feb-12	$7,500
AGGELIKI P	Intermediate	30,360	2,008	1998	TC ‘til Feb-12	$12,500
DESPINA P	Handy size	33,667	1,932	1990	TC ‘til Feb-12	$8,500
JONATHAN P (ex-OEL INTEGRITY)	Handy size	33,667	1,932	1990	TC ‘til Dec-11	$6,700
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	TC ‘til Nov-11	$10,250
MARINOS (ex-YM PORT KELANG, ex-MASTRO NICOS,)	Handy size	23,596	1,599	1993	Spot
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘till Feb-12	$10,500
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Jun-12	$11,200
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘til Jun-12	$11,200
Total Container Carriers	10	274,354	17,787
Fleet Grand Total	16	628,730	18,737

 (*) “Monica P” is employed in the Bulkhandling spot pool that is managed by Klaveness.

Summary Fleet Data:

	3 months, ended September 30, 2010	3 months, ended September 30, 2011	9 months, ended September 30, 2010	9 months, ended September 30, 2011
FLEET DATA
Average number of vessels (1)	16.00	16.00	15.37	16.00
Calendar days for fleet (2)	1472.0	1,472.0	4,197.0	4,368.0
Scheduled off-hire days incl. laid-up (3)	171.7	25.5	595.3	110.2
Available days for fleet (4) = (2) - (3)	1,300.3	1,446.5	3,601.7	4,257.8
Commercial off-hire days (5)	-	-	-	48.0
Operational off-hire days (6)	12.7	4.5	22.2	12.4
Voyage days for fleet (7) = (4) - (5) - (6)	1,287.6	1,442.0	3,579.5	4,197.4
Fleet utilization (8) = (7) / (4)	99.0%	99.7%	99.4%	98.6%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%	100%	98.9%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.0%	99.7%	99.4%	99.7%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	10,623	11,633	11,645	11,356
Vessel operating expenses excl. drydocking expenses and vessels laid up (12)	4,808	5,860	4,881	5,558
Vessel operating expenses excl. drydocking expenses (12)	4,431	5,860	4,421	5,558
General and administrative expenses (13)	228	427	565	507
Total vessel operating expenses (14)	4,659	6,287	4,986	6,065
Drydocking expenses (15)	1,161	377	848	648

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days including days of vessels laid-up.

(5) Commercial off-hire days. We define commercial off-hire days as days waiting to find employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels,

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses excluding drydocking expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period.

Conference Call and Webcast:

Tomorrow, Thursday, November 10, 2011 at 10:00 a.m. EST, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (international standard dial in). Please quote “Euroseas”.

In case of any problems with the above numbers, please dial 1 866 223 0615 (from the US), 0800 694 1503 (from the UK) or +44 (0)1452 586 513 (international standard dial in). Quote “Euroseas”.

A recording of the conference call will be available until November 17, 2011 by dialing 1 866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 (0)1452 550 000 (international standard dial in). Access Code: 6973591#

Audio webcast – Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.  A slide presentation on the Third Quarter and First Nine months 2011 results in PDF format will also be available 30 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except share amounts)

	Three Months Ended September 30, 2010	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Voyage revenue	12,692,529	16,953,677	41,136,042	48,027,265
Related party revenue	-	60,493	-	179,507
Commissions	(476,534)	(801,651)	(1,444,206)	(2,159,006)
Net revenues	12,215,995	16,212,519	39,691,836	46,047,766

Operating expenses
Voyage expenses	341,908	179,202	949,162	397,475
Vessel operating expenses	5,256,057	7,065,924	15, 013,547	19,953,664
Drydocking expenses	1,709,385	554,355	3,560,148	2,831,309
Depreciation	4,587,321	4,587,139	13,392,813	13,761,417
Management fees	1,265,533	1,478,864	3,541,078	4,389,488
Other general and administrative expenses	335,947	630,904	2,371,534	2,215,435
Other income	(1,327,808)	(470,552)	(1,481,308)	(733,552)
Total operating expenses	12,168,343	14,025,836	37,346,974	42,840,236

Operating income	47,652	2,186,683	2,344,862	3,232,530

Other income/(expenses)
Interest and finance cost	(366,886)	(521,043)	(1,091,862)	(1,649,736)
Loss on derivatives, net	(2,338,324)	(1,061,739)	(6,686,258)	(1,496,829)
Realized & unrealized loss on trading securities	(24,293)	(84,790)	(104,802)	(204,556)
Foreign exchange loss	(9,373)	(7,620)	(2,225)	(29,165)
Interest income	99,329	70,206	485,288	182,297
Other expenses, net	(2,639,547)	(1,604,986)	(7,399,859)	(3,197,989)
Equity loss in joint venture	(622,219)	(6,550)	(622,219)	(22,898)
Net income / (loss)	(3,214,114)	575,147	(5,677,216)	11,643
Earnings (loss), per share, basic	(0.10)	0.02	(0.18)	0.00
Weighted average number of shares, basic	30,932,211	31,084,711	30,877,513	31,030,013
Earnings (loss), per share, diluted	(0.10)	0.02	(0.18)	0.00
Weighted average number of shares, diluted	30,932,211	31,138,453	30,877,513	31,052,718

Euroseas Ltd.

Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except share amounts)

	December 31, 2010	September 30, 2011
	(unaudited)	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	34,273,518	29,508,074
Trade accounts receivable	1,563,761	2,474,495
Other receivables, net	6,693,985	2,120,897
Inventories	1,788,256	1,733,308
Due from related party	-	2,798,558
Restricted cash	976,714	1,431,822
Derivatives	574,336	297,715
Trading securities	263,223	58,667
Prepaid expenses	271,033	382,113
Total current assets	46,404,826	40,805,649

Fixed assets:
Vessels, net	255,412,434	241,651,017
Long-term assets:
Restricted cash	4,800,000	5,050,000
Deferred charges, net	599,374	488,742
Deferred assets	-	178,392
Investment in joint venture	14,461,167	14,438,269
Total long-term assets	275,272,975	261,806,420
Total assets	321,677,801	302,612,069

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	13,472,000	13,397,000
Trade accounts payable	3,950,934	2,660,422
Accrued expenses	2,212,401	1,761,513
Accrued dividends	32,175	42,900
Deferred revenue	2,114,335	2,819,261
Derivatives	1,837,924	2,069,940
Due to related company	1,594,773	-
Total current liabilities	25,214,542	22,751,036

Long-term liabilities:
Long term debt, net of current portion	74,913,000	65,019,000
Derivatives	1,537,056	1,974,047
Fair value of below market time charter acquired	1,318,211	-
Total long-term liabilities	77,768,267	66,993,047
Total liabilities	102,982,809	89,744,083

Shareholders' equity:

    Common stock (par value $0.03, 200,000,000 shares authorized, 31,002,211 and 31,084,711, respectively, issued and outstanding)

    Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)

	930,067 -	932,542 -
Additional paid-in capital	236,279,931	236,688,750
Accumulated deficit	(18,515,006)	(24,753,306)
Total shareholders' equity	218,694,992	212,867,986
Total liabilities and shareholders' equity	321,677,801	302,612,069

Euroseas Ltd.

Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2011
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net (loss) / income	(5,677,216)	11,643
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of vessels	13,392,813	13,761,417
Amortization of deferred charges	76,760	110,632
Amortization of fair value of time charters	(1,579,812)	(1,318,211)
Losses in investment in joint venture	622,219	22,898
Share-based compensation	500,873	411,293
Unrealized (gain) / loss on derivatives, net	(4,151,669)	945,628
Unrealized loss on trading securities	104,802	204,556
Changes in operating assets and liabilities	7,603,610	(3,821,807)
Net cash provided by operating activities	10,892,380	10,328,049

Cash flows from investing activities:
Purchase of vessels including improvements	(16,130,174)	-
Investment in joint venture	(6,250,000)	-
Insurance proceeds	-	1,793,832
Change in restricted cash	1,840,674	(459,108)
Net cash (used in) / provided by investing activities	(20,539,500)	1,334,724

Cash flows from financing activities:
Dividends paid	(4,953,279)	(6,239,217)
Offering expenses paid	(44,451)	-
Loan arrangements fees paid	-	(220,000)
Repayment of long-term debt	(9,025,000)	(9,969,000)
Net cash used in financing activities	(14,022,730)	(16,428,217)

Net decrease in cash and cash equivalents	(23,669,850)	(4,765,444)
Cash and cash equivalents at beginning of period	40,984,549	34,273,518
Cash and cash equivalents at end of period	17,314,699	29,508,074

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net Income / (loss) and Cash Flow Provided By Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended September 30, 2010	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2011
Net income / (loss)	(3,214,114)	575,147	(5,677,216)	11,643
Interest and finance costs, net (incl. interest income)	267,557	450,837	606,574	1,467,439
Depreciation	4,587,321	4,587,139	13,392,813	13,761,417
Loss on derivatives, net	2,338,324	1,061,739	6,686,258	1,496,829
Amortization of deferred revenue of below market time charter acquired	(526,604)	-	(1,579,812)	(1,318,211)
Adjusted EBITDA	3,452,484	6,674,862	13,428,617	15,419,117

	Three Months Ended September 30, 2010	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2011
Net cash flow provided by operating activities	1,518,406	4,790,866	10,892,380	10,328,049
Changes in operating assets / liabilities	72,526	1,494,098	(7,603,610)	3,821,807
Loss on derivatives, realized	2,431,198	116,798	10,837,928	551,202
Loss on trading securities and Investment in Joint Venture, net	(646,512)	(91,340)	(727,021)	(227,454)
Share-based compensation	(165,104)	(52,214)	(500,873)	(411,293)
Interest, net	241,970	416,654	529,813	1,356,806
Adjusted EBITDA	3,452,484	6,674,862	13,428,617	15,419,117

EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings before interest, income taxes, depreciation, amortization, gain / loss in derivatives and amortization of deferred revenues from above or below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net Income / (loss) Excluding the Effect from Unrealized  Loss / (Gain) and Realized Loss  on derivatives, Unrealized Loss on trading securities and  Amortization of the Fair Value of Charters Acquired

to Net Income / Loss

(All amounts expressed in U.S. Dollars – except share data and per share amounts)

	Three Months Ended September 30, 2010	Three Months Ended September 30, 2011	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2011
Net income / (loss)	(3,214,114)	575,147	(5,677,216)	11,643
Unrealized loss / (gain) on derivatives, net	(92,874)	944,941	(4,151,669)	945,628
Unrealized loss on trading securities	24,293	84,790	104,802	204,556
Realized loss on derivatives	2,431,198	116,798	10,837,928	551,202
Amortization of deferred revenue of below market time charter acquired	(526,604)	-	(1,579,812)	(1,318,211)
Net Income/ (loss) excluding unrealized loss / (gain) on derivatives, unrealized / loss on trading securities, realized loss on derivatives, amortization of the fair value of charters acquired	(1,378,101)	1,721,676	(465,967)	394,818
Net Income/(loss) per share excluding unrealized loss / (gain) on derivatives, unrealized loss on trading securities, realized loss on derivatives, amortization of the fair value of charters acquired, basic	(0.04)	0.06	(0.02)	0.01
Weighted average number of shares, basic	30,932,211	31,084,711	30,877,513	31,030,013
Net Income/(loss) per share excluding unrealized loss / (gain) on derivatives, unrealized loss on trading securities, realized loss on derivatives, amortization of the fair value of charters acquired, diluted	(0.04)	0.06	(0.02)	0.01
Weighted average number of shares, diluted	30,932,211	31,138,453	30,877,513	31,052,718

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 16 vessels, including 4 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate containership, 5 Handysize containerships, 2 Feeder containerships and a multipurpose dry cargo vessel. Euroseas` 5 drybulk carriers have a total cargo capacity of 331,808 dwt, its 10 containerships have a cargo capacity of 17,787 teu and its multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  November 9, 2011

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President